UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 25, 2006

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

The following document is filed with reference to and hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-137051) of Seaspan Corporation, filed with the Securities and Exchange Commission on September 1, 2006.

23.2	Consent of Clarkson Research Services Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 25, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit 23.2

CLARKSON RESEARCH SERVICES LIMITED

St. Magnus House

3 Lower Thames Street

London EC3A 7BP

Telephone: 0207-7334-3439

Fax: 020-7623-0539

October 24, 2006

Seaspan Containerships Corp.

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

Ladies & Gentlemen:

Reference is made to the prospectus supplement (the “Prospectus Supplement”) relating to the follow-on public offering of common shares by Seaspan Corporation (the “Company”).

We hereby consent to all references to our name in the Prospectus Supplement and to the use of the graphical and statistical information supplied by us set forth in the section of the Prospectus Supplement entitled “The International Containership Industry.” We further advise the Company that our role has been limited to the provision of those data, graphs, and tables. With respect to such statistical data, graphs and tables supplied by us, we advise you that:

•	some industry data included in this discussion is based on estimates or subjective judgments,

•	the published information of other maritime data collection experts may differ from this data, and

•	while we have taken reasonable care in the compilation of the industry statistical data, graphs and tables and believe them to be correct, data compilation is subject to limited audit and validation procedures.

We hereby consent to the filing of this letter as an exhibit to the report of Foreign Private Issuer of the Company on Form 6-K to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, and to the reference to our firm in the section of the Prospectus Supplement entitled “Experts.”

CLARKSON RESEARCH SERVICES LIMITED

By:	/s/ S.J. Gordon
Name:	S.J. GORDON
Title:	DIRECTOR